United States
Securities And Exchange Commission
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 0-021202

FIRSTWAVE TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)

7000 Central Parkway NE
Suite 330
Atlanta, Georgia 30328
(678) 672-3100

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

COMMON STOCK, NO PAR VALUE PER SHARE
(Title of each class of securities covered by this Form)

NONE
(Titles of all other classes of securities for which a duty
to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[ X ]	Rule 12h-3(b)(1)(i)	[ X ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date: 152

Pursuant to the requirements of the Securities Exchange Act of 1934, Firstwave Technologies, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

FIRSTWAVE TECHNOLOGIES, INC.

Date: September 18, 2007	/s/ Richard T. Brock
Richard T. Brock
Chief Executive Officer
Principal Accounting Officer